Filed Pursuant to Rule 433

Registration No. 333-277377

May 13, 2025

Magna International Inc.

Pricing Term Sheet

€575,000,000 3.625% Senior Notes due 2031

Issuer	Magna International Inc.

Format	SEC Registered

Trade Date	May 13, 2025

Settlement Date	May 21, 2025 (T+6)

Issue of Securities	3.625% Senior Notes due 2031

Aggregate Principal Amount Offered	€575,000,000

Maturity Date	May 21, 2031

Expected Ratings*	A3 (Negative Outlook) / A- (Negative Outlook) (Moody’s / S&P)

Interest Rate	3.625%

Mid-Swap Yield	2.384%

Spread to Mid-Swap Yield	+135 basis points

Yield to Maturity	3.734%

Benchmark	DBR 0.000% due February 15, 2031

Benchmark Price and Yield	87.763%; 2.294%

Spread to Benchmark	+144 basis points

Price to Public	99.424%, plus accrued interest, if any, from May 21, 2025

Interest Payment Dates	Annually in arrears on May 21 of each year, beginning on May 21, 2026

Day Count Fraction	ACTUAL/ACTUAL (ICMA)

Make-Whole Call	Prior to March 21, 2031, Bund Rate +25 basis points

Par Call	On or after March 21, 2031

Listing	The Issuer intends to apply to list the notes on the New York Stock Exchange. There can be no assurance that any such application will be successful or that any such listing will be granted or maintained.

Denominations	Minimum of €100,000 and integral multiples of €1,000 in excess thereof

Common Code/ISIN/CUSIP	307002752 / XS3070027522 / C52665AC7

Joint Book-Running Managers	BNP PARIBAS Citigroup Global Markets Limited Merrill Lynch International Commerzbank Aktiengesellschaft ING Bank N.V.

Co-Managers

Scotiabank (Ireland) Designated Activity Company

HSBC Bank plc

RBC Europe Limited

The Toronto-Dominion Bank

Loop Capital Markets LLC

ICBC Standard Bank plc

J.P. Morgan Securities plc

Raiffeisen Bank International AG

Wells Fargo Securities International Limited

Canadian Imperial Bank of Commerce, London Branch

Goldman Sachs & Co. LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefor on or about May 21, 2025, which will be the sixth New York City business day following the date of pricing of the notes (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to one business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+6, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and the prospectus supplement if you request it by calling BNP PARIBAS toll-free at 1-800-854-5674, Citigroup Global Markets Limited toll-free at 1-800-831-9146 or Merrill Lynch International toll-free at 1-800-294-1322.

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Notes constituting part of its allotment solely outside the United States.